Exhibit 99.1

Pembina Pipeline Corporation Declares Common Share Dividend for January and Quarterly Preferred Share Dividends

CALGARY, Jan. 12, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors declared a common share cash dividend for January 2015 of $0.145 per share to be paid, subject to applicable law, on February 13, 2015 to shareholders of record on January 25, 2015.

For shareholders receiving their common share dividends in U.S. funds, the January 2015 cash dividend is expected to be approximately U.S. $0.1228 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.8466. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Pembina's Board of Directors also declared quarterly dividends on the Company's preferred shares: Series 1, 3, 5 and 7. All preferred share dividends are payable on March 1, 2015 to shareholders of record on February 1, 2015:

Preferred Shares, Series 1 (PPL.PR.A)	$0.265625
Preferred Shares, Series 3 (PPL.PR.C)	$0.29375
Preferred Shares, Series 5 (PPL.PR.E)	$0.3125
Preferred Shares, Series 7 (PPL.PR.G)	$0.28125

These dividends are designated "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th of the month following the record date. Should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date. Dividends on the preferred shares are payable on the 1st day of March, June, September and December in each year, if, as and when declared by the Board of Directors. Again, should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley McKenzie
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 11:12e 12-JAN-15